LED Lighting Company

2090 Novato Boulevard

Novato, California 94947

June 27, 2017

Via EDGAR Correspondence

Securities and Exchange Commission

Washington, DC 20548

Attention: Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Re:

LED Lighting Company

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed April 17, 2017

File No. 000-54146

Dear Mr. James:

On June 27, 2017, LED Lighting Company (the “Company”) filed Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2017 (the “Annual Report”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated June 12, 2017 (the “Comment Letter”). Set forth below are the Company’s responses to the Commission’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.

We note that your principle executive officer and your principal financial officer concluded that your disclosure controls and procedures were not effective as of December 31, 2016, while concluding that your internal control over financial reporting was effective at the same date. Please describe to us the deficiencies and/or weaknesses identified in your disclosure controls and procedures at December 31, 2016 that resulted in your management’s conclusion and explain to us your conclusion that they did not also impact your internal control over financial reporting. Refer to the guidance in Item 308 of Regulation S-K and Exchange Act Rules 13(a)-15(e) and (f).

Company Response: The Amendment has been revised to address this comment.

Martin James

Securities and Exchange Commission

June 27, 2017

Management's Annual Report on Internal Control over Financial Reporting, page 15

2.

We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

Company Response: The Amendment has been revised to address this comment.

In connection with the Company’s response to the Comment Letter, this correspondence shall serve as acknowledgment by the Company that its management is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Kevin Kearney

Kevin Kearney, CEO